SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 22)*

BALLANTYNE STRONG, INC.

(Name of Issuer)

Common Stock, $0.01 per share

(Title of Class of Securities)

058516105

(CUSIP Number)

D. Kyle Cerminara

Fundamental Global GP, LLC

108 Gateway Blvd., Suite 204

Mooresville, NC 28117

(704) 323-6851

With a copy to:

Patrick Gadson

Vinson & Elkins

1114 Avenue of the Americas, 32nd Floor

New York, New York 10036

(212) 237-0000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 13, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 058516105	13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON Fundamental Global GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,915,453
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,915,453

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,915,453
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 058516105	13D	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON Fundamental Global Holdings, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 853,619
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 853,619

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 853,619
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 058516105	13D	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON Fundamental Activist Fund I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,061,834
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,061,834

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,061,834
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 058516105	13D	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON Joseph H. Moglia
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF; AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 300,861
	8	SHARED VOTING POWER 335,430
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 636,291

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 636,291
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 058516105	13D	Page 6 of 10 Pages

1	NAME OF REPORTING PERSON D. Kyle Cerminara
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF; AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 425,716 (1)
	8	SHARED VOTING POWER 4,915,453
	9	SOLE DISPOSITIVE POWER 425,716 (1)
	10	SHARED DISPOSITIVE POWER 4,915,453

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,341,169 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.6% (2)
14	TYPE OF REPORTING PERSON IN

(1)

Includes (i) 344,736 shares directly held by Mr. Cerminara, (ii) 7,540 shares held in Mr. Cerminara’s 401(k) account, (iii) 58,000 shares purchasable pursuant to stock options that are exercisable within 60 days of the filing of this Statement, (iv) 11,220 shares held by Mr. Cerminara’s wife, and (v) 4,220 shares held by Mr. Cerminara’s minor children. Does not include 30,387 shares potentially issuable to Mr. Cerminara pursuant to grants of restricted stock units.

(2)

Includes (i) 58,000 shares potentially issuable to Mr. Cerminara pursuant to stock options that could be exercisable within 60 days of the filing of this Statement, and (ii) 45,058 restricted stock units that have already vested after May 6, 2022, the date for which the Issuer reported the number of shares outstanding on its most recent quarterly report.

CUSIP No. 058516105	13D	Page 7 of 10 Pages

This Amendment No. 22 to the Statement of Beneficial Ownership on Schedule 13D (this “Amendment No. 22”) amends the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons on September 3, 2014, as amended (this “Statement” or “Schedule 13D”), with respect to the Common Stock, par value $0.01 per share (the “Common Stock”), of Ballantyne Strong, Inc., a Delaware corporation (the “Company”). In addition, Fundamental Global Partners Master Fund, LP (“FGPM”), FGI Global Asset Allocation Fund, Ltd., FGI Global Asset Allocation Master Fund, LP, Fundamental Global Capital Appreciation Fund, LP, CWA Asset Management Group, LLC, and Lewis M. Johnson no longer share any voting or investment power with the filers on this Statement and are removed as joint filers. FGPM transferred to Fundamental Activist Fund I, LP all securities of the Company and is in the process of being dissolved. Capitalized terms used but not defined in this Amendment No. 22 shall have the meanings set forth in the Schedule 13D. Except as amended and supplemented by this Amendment No. 22 the Schedule 13D remains unchanged.

Item 2.	Identity and Background.

This Statement is filed by (i) Fundamental Global GP, LLC, a Delaware limited liability company (“FGGP”) (ii) Fundamental Global Holdings, LP, a Delaware limited partnership (“FGHP”), (iii) Fundamental Activist Fund I, LP, a Delaware limited partnership (“FAFI”), (iv) Mr. Joseph H. Moglia, and (v) Mr. D. Kyle Cerminara.

The foregoing entities and persons are sometimes referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.” The Reporting Persons are filing this Statement jointly. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any of the Reporting Persons that they constitute a “group.”

The principal business of FGGP is to provide investment advisory and management services to private investment funds, including to FGHP and FAFI. The principal business of each of FGHP and FAFI is serving as a private investment fund. Mr. Cerminara’s principal occupation is serving as the Chief Executive Officer of Fundamental Global, LLC, a Delaware limited liability company, whose principal business is to be a private partnership focused on long-term strategic holdings, including its privately-held subsidiaries and affiliates. Mr. Moglia’s principal occupation is serving as Chairman of Fundamental Global, LLC and Chair of Athletics and Executive Advisor to the President for Coastal Carolina University, a public university. The address of Coastal Carolina University is 100 Chanticleer Drive E, Conway, SC 29528. Each of Messrs. Moglia and Cerminara is a U.S. citizen.

FGI Holdings GP, LLC, a Florida limited liability company (“FGHP GP”), is the general partner of FGHP, which is FGHP GP’s principal business. Fundamental Activist Fund I GP, LLC, a Florida limited liability company (“FAFI GP”), is the general partner of FAFI, which is FGHP GP’s principal business.

Mr. D. Kyle Cerminara is the Chief Executive Officer and sole manager of FGGP, the sole manager of FGHP GP and FAFI GP and the Chairman of the Board of Directors of the Company.

The business address of each of FGGP, FGHP, FAFI, Mr. Cerminara, Mr. Moglia, FGHP GP, FAFI GP, and Fundamental Global, LLC is 108 Gateway Blvd., Suite 204, Mooresville, NC 28117.

None of the Reporting Persons nor, to the Reporting Persons’ knowledge, any of their partners, managers, officers, directors or other controlling persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons nor, to the Reporting Persons’ knowledge, any of their partners, managers, officers, directors or other controlling persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The total cost for purchasing the Common Stock reported as owned by the Reporting Persons, including brokerage commissions, was approximately as follows: FGHP, $3,570,444; FAFI, $6,816,010; Mr. Moglia $2,947,390, and Mr. Cerminara (with respect to the shares acquired by him and his family members through the open market), $424,322. The source of these funds was working capital or personal funds, as applicable. In addition, on December 31, 2021, FGPM transferred all of its securities of the Company to FAFI in exchange for its limited partners receiving limited partnership interests in FAFI. FGPM’s total cost for purchasing the Common Stock previously reported as owned, including brokerage commissions, was approximately $7,764,216.

CUSIP No. 058516105	13D	Page 8 of 10 Pages

Item 4.	Purpose of the Transaction.

Between June 13, 2022 and June 16, 2022, FAFI purchased an aggregate 80,000 shares of the Company’s Common Stock for investment purposes.

On December 31, 2021, pursuant to that certain Transfer and Distribution Agreement, dated as of the same date (the “Transfer and Distribution Agreement”), by FGPM and FAFI, among others, FGPM transferred all securities of the Company to FAFI. The foregoing description is qualified in its entirety by reference to the full text of the Transfer and Distribution Agreement, which is filed herewith as Exhibit 99.1, and is incorporated herein by reference. The purpose of the transfer was to simplify the organizational structure of the funds managed by FGGP without a change in beneficial ownership for FGGP or its controlling entities and individuals, as applicable.

None of the Reporting Persons has any present plan or proposal that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D, except as set forth herein and except as may be proposed by Mr. Cerminara in his capacity as director of the Company, or by such board of directors with Mr. Cerminara’s participation. The Reporting Persons reserve the right in the future to formulate any such plans or proposals, and to take any actions with respect to their investments in the Company, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons may in the future acquire additional shares of Common Stock of the Company or dispose of some or all of the shares of Common Stock of the Company held by them in open-market transactions or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable, subject to applicable law.

The Reporting Persons anticipate that a press release will be issued on July 14, 2022 regarding this Statement and highlighting several events that change the way ownership is reported. The foregoing description is qualified in its entirety by reference to the full text of the Press Release, which is filed herewith as Exhibit 99.3, and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

The Reporting Persons beneficially own in the aggregate 5,977,460 shares of Common Stock, which represents approximately 30.9% of the Company’s outstanding shares of Common Stock and includes 58,000 shares of Common Stock subject to a call option within 60 days of the filing of this Statement and 45,058 restricted stock units that have already vested after May 6, 2022.

Each of FAFI and FGHP directly holds the number and percentage of shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement. Each of Messrs. Moglia and Cerminara directly holds the number and percentage of shares of Common Stock disclosed as solely beneficially owned by him in the applicable table set forth on the cover page to this Statement. FGGP does not directly hold any shares of Common Stock. None of the other Reporting Persons nor, to the Reporting Persons’ knowledge, any of their partners, managers, officers, directors or other controlling persons directly hold any of the shares of Common Stock disclosed in this Statement, except as described below.

Each percentage ownership of Common Stock set forth in this Statement is based on 19,252,335 shares of Common Stock reported by the Company as outstanding as of May 6, 2022 in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on March 11, 2022, adjusted by the applicable number of shares subject to a call option within 60 days of the filing of this Statement and the restricted stock units that have already vested after May 6, 2022.

FGGP, as the investment manager of FGHP and FAFI, and Mr. Cerminara, as the Chief Executive Officer and sole manager of FGGP, may be deemed to beneficially own the shares of Common Stock disclosed as directly owned by FGHP and FAFI. Mr. Moglia holds 300,861 shares of Common Stock directly, beneficially holds 299,394 shares of Common Stock through the Moglia Family Foundation, and beneficially holds 36,036 shares of Common Stock through a trust.

The transactions effected by FAFI during the past 60 days are as follows: on June 13, 2022, FAFI purchased 7,900 shares of the Company’s Common Stock at a price of $2.60 per share; on June 14, 2022, FAFI purchased 42,100 shares of the Company’s Common Stock at a price of $2.55 per share; on June 15, 2022, FAFI purchased 19,582 shares of the Company’s Common Stock at a price of $2.52 per share; and on June 16, 2022, FAFI purchased 10,418 shares of the Company’s Common Stock at a price of $2.49 per share. Each of the foregoing transactions were effected through the open-market.

CUSIP No. 058516105	13D	Page 9 of 10 Pages

On August 1, 2021, Fundamental Global Investors, LLC no longer beneficially owned any Company securities following the assignment of all investment management agreements related to the Common Stock to FGGP. In addition, on December 31, 2021, FGPM transferred all securities of the Company to FAFI.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth under Item 4 above is incorporated herein by reference.

On August 1, 2021, Fundamental Global Investors, LLC assigned the investment management agreements for FGPM, FGHP and FAFI to FGGP. On December 31, 2021, FGPM transferred all securities of the Company to FAFI.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Amendment No. 22, which agreement is filed herewith as Exhibit 99.2 and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

99.1	Transfer and Distribution Agreement, dated as of December 31, 2021, by and among Fundamental Global Partners, LP, Fundamental Global Partners QP, L.P., Fundamental Global Partners Master Fund, LP, Fundamental Activist Fund I, LP, FG Partners GP, LLC and Fundamental Activist Fund I GP, LLC.

99.2	Joint Filing Agreement.

99.3	Press release dated July 14, 2022.

CUSIP No. 058516105	13D	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: July 14, 2022

FUNDAMENTAL GLOBAL GP, LLC

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Chief Executive Officer

FUNDAMENTAL GLOBAL HOLDINGS, LP,
By FGI Holdings GP, LLC, its general partner

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

FUNDAMENTAL ACTIVIST FUND I, LP
by Fundamental Activist Fund I GP, LLC, its general partner

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

D. KYLE CERMINARA

/s/ D. Kyle Cerminara

JOSEPH H. MOGLIA

/s/ Joseph H. Moglia